Exhibit 99.1

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. Dollars except Number of Shares)

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$62,480,801	$82,272,479
Restricted cash	4,283,608	4,351,692
Prepayment and other current assets, net	39,175,392	-
Total current assets	105,939,801	86,624,171

Non-current assets
Non-marketable investment, net	-	-
Total non-current assets	-	-
Total assets	$105,939,801	$86,624,171

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other payables	$1,543,959	$1,357,964
Advance from customers	4,283,608	4,351,692
Tax payables	23,661	15,004
Total current liabilities	5,851,228	5,724,660

Non-current liabilities
Convertible loan	20,000,000	-
Total liabilities	25,851,228	5,724,660

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Common stock (90,000,000 Class A shares authorized; $0.005 par value;5,065,150 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	25,326	25,326
Additional paid-in capital	109,539,147	109,539,147
Accumulated deficit	(29,475,900)	(28,664,962)
Total shareholders’ equity	80,088,573	80,899,511
Total liabilities and shareholders’ equity	$105,939,801	$86,624,171

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S. Dollars except Number of Shares)

	For the Six Months Ended
	June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Revenue
Commission	$316,966	$394,949
Revenue	316,966	394,949
Cost of revenue	(96,024)	(96,024)

Gross profit	220,942	298,925

Operating expenses:
General and administrative expenses	(904,316)	(894,813)
Total operating expenses	(904,316)	(894,813)

Loss from continuing operations	(683,374)	(595,888)

Other income and expenses:
Interest Income	-	228,394
Interest expenses	(118,907)	-
Gain on change of fair value of warrant liability	-	6,661,993
Total other (expenses) income	(118,907)	6,890,387

(Loss) Profit before income taxes-continuing operations	(802,281)	6,294,499

Income tax expenses	8,657	8,498

Net (loss) profit	(810,938)	6,286,001

Net (loss) profit	$(810,938)	$6,286,001

Comprehensive income	$(810,938)	$6,286,001

Profit/(Loss) per common share - basic	$(0.16)	$5.46
Profit/(Loss) per common share -diluted	$(0.16)	$2.83
Weighted average number of common shares outstanding-basic	5,065,150	1,151,703
Weighted average number of common shares outstanding-diluted	5,065,150	2,223,328

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in U.S. Dollars except Number of Shares)

	Number of shares	Common Stock	Additional Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

Balance, December 31, 2023	1,399,676	$38,491	$95,726,623	$(34,961,476)	$-	$60,803,638

*Correction of par value misstatement	-	(31,493)	31,493	-	-	-

Effect of rounding fractional shares into whole shares upon reverse stock split	75,458	377	(377)	-	-	-

Private placement	1,399,675	6,998	15,459,407	-	-	15,466,405

Issuance of common stock warrants	-	-	(11,158,348)	-	-	(11,158,348)

Cashless exercise of common stock warrants	1,210,572	6,053	3,363,313	-	-	3,369,366

Net profit	-	-	-	6,286,001	-	6,286,001

Balance, June 30, 2024	4,085,381	$20,426	$103,422,111	$(28,675,475)	$-	$74,767,062

Balance, December 31, 2024	5,065,150	$25,326	$109,539,147	$(28,664,962)	$-	$80,899,511

Net loss	-	-	-	(810,938)	-	(810,938)

Balance, June 30, 2025	5,065,150	$25,326	$109,539,147	$(29,475,900)	$-	$80,088,573

*	Reclassification between common stock and additional paid-in capital has been prospectively corrected in the current period due to the application of incorrect par value of common stock during the year ended December 31, 2023.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NFT LIMITED AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. Dollars)

	Six Months Ended
	June 30,	June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(810,938)	$6,286,001

Adjustments to reconcile net loss to net cash provided by operating activities:
Fair value gain on warrant liabilities	-	(6,661,993)
Changes in operating assets and liabilities(decrease)increase in:
Prepayment and other current assets	(39,175,392)	396,263
Customer deposits	(68,084)	63,349
Accrued expenses and other payables	194,652	(2,043,296)
Net cash used in operating activities	(39,859,762)	(1,959,676)

Cash flows from financing activities:
Proceeds from issuance of convertible note	20,000,000	-
Proceeds from a private placement	-	21,904,920
Net cash provided by financing activities	20,000,000	21,904,920

Net change in cash and cash equivalents, and restricted cash	(19,859,762)	19,945,244

Cash and cash equivalents, and restricted cash beginning balance	86,624,171	66,057,328

Cash and cash equivalents and restricted cash ending balance	$66,764,409	$86,002,572

Cash and cash equivalents	$62,480,801	$81,632,704
Restricted cash as of June 30, 2025 and 2024, respectively	4,283,608	4,369,868
Total cash, cash equivalents and restricted cash	$66,764,409	$86,002,572

4